Exhibit 99.18

February 4, 2016

TO: Canadian Securities Regulatory Authorities

Dear Sirs/Mesdames:

Re: Norbord Inc.

We advise of the following with respect to the upcoming Annual Meeting of Shareholders of Norbord Inc.:

Meeting Type:	Annual Meeting

Record Date for Notice of Meeting:	March 2, 2016

Record Date for Voting (if applicable):	March 2, 2016

Beneficial Ownership Determination Date:	March 2, 2016

Meeting Date:	April 29, 2016

Issuer sending proxy related materials directly to NOBO:	No

Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements: NAA for Beneficial Holders NAA For Registered Holders	No No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	65548P403	CA65548P4033

Yours truly,

“E. G. Toomey”

Elaine G. Toomey

Assistant Corporate Secretary

Norbord Inc.	Main Tel (416) 365-0705
Suite 600	Main Fax (416) 777-4419
One Toronto Street	www.norbord.com
Toronto, Ontario
M5C 2W4